

September 23, 2013

Via E-Mail
Jeffrey G. McGonegal
Chief Financial Officer
Venaxis, Inc.
1585 South Perry Street
Castle Rock, CO 80104

> **Re:** **Venaxis, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 001-33675**

Dear Mr. McGonegal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Business
APPY1 Raw Materials and Suppliers, page 5

1. In your July 30, 2010 response to comment 2 of our June 30, 2010 comment letter regarding your Form 10-K for the year ended December 31, 2009, you stated that you believed that your development and supply agreement with the manufacturer of your APPY1 reader was not then material because the Company had no obligation to purchase the reader and had no significant financial obligations prior to its development. In addition, you indicated that the manufacturing agreement would be a material agreement "when development of the Instrument is complete, and the LRE Agreement proceeds to the supply stage." The disclosure in your Form 10-K for the year ended December 31, 2013 appears to indicate that the reader is now fully developed and "manufactured by a well-established vender[sic] in Germany." In addition, we note that you intend to pursue full-scale launch of APPY1 in Europe in 2013 which suggests that your manufacturing agreement for the APPY1 reader has entered the supply stage. In light of these changed

circumstances, your manufacturing agreement relating to the APPY1 reader appears to now represent a material contract under Item 601(b)(10).

As such, please revise your disclosure to include a description of the material terms of this agreement, such as each parties' rights and obligations, including payment obligations, the duration, and any termination provisions. Please also file this agreement as an exhibit.

Animal Healthcare, page 5

2. Please provide an expanded description of your July 2012 License Agreement that describes the duration and termination provisions of the agreement. Please also confirm that the counter-party to this agreement is Ceva Santé Animale S.A. and confirm that you will disclose this fact in future filings.

Intellectual Property, page 6

3. Please revise your disclosure to identify the expiration dates of the following patents:
   • your acute appendicitis testing technology patents granted in the United States (Nos. 7,501,256, 7,659,087 and 7,670,769);
   • your recombinant bovine follicle stimulating hormone technology patents granted in Europe (No. 2134165) and New Zealand (No. 579740);
   • your bovine pregnancy test technology patents granted in the United States (Nos. 7,393,696 and 7,687,281); and
   • your pregnancy detection patents granted in Australia (No. 2003243199), New Zealand (Nos. 536229 & 572488), and the United States (No. 7,842,513).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey G. McGonegal
Venaxis, Inc.
September 23, 2013
Page 3

You may contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director